UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 8)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QUANTA SERVICES, INC.

(Name of Subject Company (Issuer) and Filing Person)

Options to Purchase Common Stock, par value $.00001 per share,

Having an Exercise Price of $10.00 or More

(Title of Class of Securities)

74762E 10 2

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Dana A. Gordon

Vice President, General Counsel and Secretary

Quanta Services, Inc.

1360 Post Oak Blvd., Suite 2100

Houston, Texas 77056

(713) 629-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Eric A. Blumrosen

Gardere Wynne Sewell LLP

1000 Louisiana, Suite 3400

Houston, Texas 77002-5007

(713) 276-5500

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,175. Filing party: Quanta Services, Inc. Form or Registration No.: 005-54689.

Date filed: January 21, 2003.

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTION

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2003 by Quanta Services, Inc. (the “Company”), as previously amended by Amendment No. 1 to Schedule TO (“Amendment No. 1”) filed with the Commission on February 7, 2003 by the Company and Amendment No. 2 to Schedule TO (“Amendment No. 2”) filed with the Commission on February 12, 2003 by the Company and Amendment No. 3 to Schedule TO (“Amendment No. 3”) filed with the Commission on February 18, 2003 by the Company and Amendment No. 4 to Schedule TO (“Amendment No. 4”) filed with the Commission on February 19, 2003 by the Company and Amendment No. 5 to Schedule TO (“Amendment No. 5”) filed with the Commission on February 24, 2003 by the Company and Amendment No. 6 to Schedule TO (“Amendment No. 6”) filed with the Commission on February 25, 2003 by the Company and Amendment No. 7 to Schedule TO (“Amendment No. 7”) filed with the Commission on March 13, 2003 by the Company. Capitalized terms used and not defined in this Amendment have the meanings given to those terms in the Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and their respective exhibits. This second final Amendment is being filed to report the correct final results of the tender offer.

ITEM 4.

Item 4 of the Schedule TO, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, is hereby amended as follows to report the correct final results of the tender offer:

The stock option exchange offer made pursuant to Schedule TO expired at 5:00 P.M., Central Standard Time, on Monday, March 10, 2003. The Company accepted for exchange and canceled eligible options to purchase an aggregate of 6,769,483 shares of its common stock, representing approximately 93% of the 7,289,750 options that were eligible to be tendered in the offer as of the expiration date. Pursuant to the terms of the offer, the Company granted restricted stock representing an aggregate of 3,022,112 shares of its common stock in exchange for the tendered eligible options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

QUANTA SERVICES, INC.

By:	/s/ DANA A. GORDON
Dana A. Gordon Vice President, General Counsel and Secretary

Dated: March 31, 2003